Exhibit 23.2

L8 309 Kent St, Sydney NSW 2000

March 29, 2024

RE: December 31, 2023 10-K

Dear Mr. Harrison,

We hereby consent to the inclusion of our report of independent registered public accounting firm dated March 23, 2023, on our audit of the consolidated balance sheet of Mawson Infrastructure Group Inc and its subsidiaries, as of December 31, 2022, and the related consolidated statements of earnings, of comprehensive earnings, of equity and of cash flows for the year ended December 31, 2022, including the related notes.

We were auditors of the Company until April 4, 2023 and were subsequently replaced by the Company’s current auditors Wolf & Company, PC.

Regards,

/s/ Anthony Rose
Anthony Rose
Director
LNP Audit + Assurance